EXHIBIT G


California Investment Fund, L.L.C.


June 1, 2000



VIA FACSIMILE

Dynex Capital, Inc.
Attn:  Thomas H. Potts
4551 Cox Road, Suite 300
Glen Allen, Virginia 23060
804-217-5861

Dynex Capital, Inc.
C/O Investment Banking Division
Paine Webber Incorporated
Attn:  Mr. Jonathan P. Dever
1285 Avenue of the Americas
New York, NY 10019
212-713-4205


Dear Mr. Potts and Mr. Dever:

          This revised letter of intent is intented to summarize the principal terms relating to the proposed acquisition by California Investment Fund, L.L.C. ("Buyer") of Dynex Capital, Inc. and its subsidiaries ("Seller"). The preliminary understandings expressed in this letter are intended to be the subject of further negotiation and are not intended to be binding, except as set forth herein. There is no obligation on the part of any party (other than as set forth in the next sentence) until a definitive merger agreement is entered into by the parties, which will contain additional terms and conditions which have yet to be agreed upon Notwithstanding the foregoing, upon acceptance of this letter of intent by the Seller, the provisions of Paragraphs 2 and 7 will be binding upon Seller and Buyer.

          1. Proposed value for Dynex Capital, Inc. outstanding stock and proposed treatment of senior notes.

               Buyer, or a subsidiary of Buyer ("Acquisition Sub"), would enter into a merger transaction pursuant to which Seller would be merged into Acquisition Sub (the "Merger"). The aggregate purchase price paid in the Merger (including the dividend arrearages on the preferred stock) would be $75 million (the "Purchase Price"). In the Merger, Buyer would acquire all 11,444,188 issued and outstanding shares of common stock of Seller and all 5,051,495 issued and outstanding shares of preferred stock of Seller. The Purchaser Price may be allocated to the different classes of stock of Seller as the Board of Directors of Seller deems appropriate.

               Buyer will seek the approval of the holders of the senior notes of Seller to obtain amendments to the indentures to permit the senior notes of Seller to remain outstanding.

                       550 West C Street, 10th Floor
                        San Diego, California 92101
                     (619) 687-5000 (619) 687-5010 fax

          2.   Extension of Option to Purchase.

               Seller hereby extends Buyer's option to purchase the Morgan Stanley Mortgage Capital, Inc. Permanent Multifamily Loans and the Bridge Commercial Loans under the option agreement dated May 16, 2000 between Buyer and Seller (the "Option Agreement") for a period of thirty (30) calendar days from the date of acceptance of this letter of intent. This option extension shall not be affected by any earlier termination of this letter of intent.

          3. Proposed transaction structure (merger of equals, stock acquisition, asset purchase or other)

               Buyer anticipates that the transaction will be accomplished through the merger of Seller into Acquisition Sub. Certain assets of Seller (including the stock of the qualified REIT subsidiaries) that may not be transferredto Acquisition Sub (which is not a REIT or a qualified REIT subsidiary) or that Buyer wishes to transfer to a REIT or a qualified REIT subsidiary will be sold by Seller in transactions pre-arranged by Buyer immediately prior to the closing of the proposed transaction but after the satisfaction of all of the other conditions of closing.

          4. Anticipated financing source for completing the transaction (available cash, new debt, existing unused debt lines or other).

               Buyer anticipates that the Purchase Price will be comprised of working capital of Buyer and financing from its lender.

          5.   Observation Rights.

               Upon the execution of the definitive merger agreement, Buyer shall be granted a right to designate one person to act as an observer (the "Observer") at the headerquarters of Seller. The Observer shall also be entitled to notice of and to attend all meetings of the Board of Directors of Seller, and to receive any material distributed to the directors in their capacity as directors of Seller, but will have no voting rights or rights to participate in any discussions of the Board of Directors of Seller.

          6.   Due Diligence.

               Seller shall cooperate fully with Buyer in its due diligence investigation and will make available to Buyer and its financial and legal advisors all books, records and business and financial information reasonably requested by Buyer with respect to the subject matter of this letter of intent until the execution of the definitive merger agreement. In addition, Seller agrees that Buyer is allowed to contact the financial advisors, noteholders and stockholders of Seller in order to satisfy the conditions of Paragraph 8.

          7.   Definitive Merger Agreement:  Exclusive Period.

               Seller hereby grants Buyer a forty-five (45) calendar day period in which Seller will negotiate in good faith and exclusively with Buyer in an attempt to execute a definitive merger agreement. During this period, Seller will not discuss or negotiate with, or provide any information to, any individual, group, joint venture, partnership, corporation, association, trust, estate or other entity of any nature (other than Buyer and its affiliates) relating to any transaction involving the sale of the business or assets of Seller or of any capital stock of Seller, or any merger, consolidation or similar transaction involving Seller. The parties will cooperate with each other and use their reasonable best efforts to negotiate, prepare and execute a definitive merger agreement during this period. Prior to the execution of the definitive merger agreement, Seller agrees to promptly notify and provide a copy to Buyer of any notice from any creditor relating either to an event of default or a request for acceleration.

          8.   Any conditions to completing the proposed transaction.

               The closing of the proposed transaction is subject, among other things, to, (i) Seller's performance of its repurchase obligation with respect to $15.5 million previously provided by Buyer to Seller pursuant to the Option Agreement, on or before September 30, 2000; (ii) execution of a definitive merger agreement; (iii) the approval of the respective Boards of Directors of Buyer and Seller; (iv) the approval of the majority of the common stockholders of Seller; (v) the approval of at least 66-2/3% of each series of preferred stockholders of Seller; (vi) the approval of the holders of senior notes of Seller; (vii) the receipt of all required governmental approvals; (viii) the receipt of all material consents from third parties, including waivers and/or restructuring of Seller credit lines; (ix) Seller not increasing its debt level above the amount reflected in its April 30, 2000 Assets Liability Matching Schedule;
(x) court approval of the $23.3 million settlement of the AutoBond litigation and the payment by Seller of this amount; and (xi) Seller not changing its executive compensation by an amount greater than 10% of 1999 levels. Buyer will consider the employment of certain key employees of Seller, but that such employment is not a condition to the closing of the proposed transaction.

          9.   Publicity.

               Except as required by law, the parties agree that there will be no public announcements or other publicity with respect to the proposed transaction, this letter of intent, the definitve merger agreement or any other matters related thereto without the express written consent of Buyer and Seller.

          10.  Conduct of Business.

               Pending the execution of a definitive merger agreement, Seller will conduct its business only in the ordinary course of business, in a manner consistent with past practices, without making any material change in its business, operations or policies or paying any dividends or repurchasing any stock. Any transaction involving the sale of assets or a group of assets entered into after the date of this letter of intent that, in the aggretate, is on Seller's books with a book value in excess of $5 million shall require the pre-approval of Buyer.

          11.  Deposit.

               Upon the execution of the definitive merger agreement, Buyer will deposit into an escrow 572,178 shares of common stock of Seller owned by Buyer (the "Deposit Shares"). In the event that Buyer breaches in any material respect its obligations under the definitve merger agreement, Seller shall be entitled to the Deposit Shares. This remedy is intended to be a liquidated damages payment and is the sole remedy of Seller in the event of any breach by Buyer of its obligations under the definitve merger agreement.

          12.  Break-up Fee.

          In consideration of Buyer's incurrence of expenses, including the significant cost of conducting its due diligence investigation. Buyer shall be entitled to a break-up fee after the execution of the definitive merger agreement if one of the following occurs: (i) the Board of Directors of Seller withdraws its recommendation to the stockholders of Seller in favor of Buyer's purchase of Seller, or (ii) Seller is unable to obtain approval of the stockholders or the senior noteholders of Seller. The break-up fee shall be equal to $2.5 million. This remedy is intended to be a liquidated damages payment and is the sole remedy of Buyer in the event of any breach by Seller of its obligations under the definitive merger agreement.

                                        [Signature Page Follows]

          This letter of intent will remain outstanding until 5:00 p.m. Eastern Daylight Time on June 5, 2000, at which time it will expire unless Seller has executed this letter of intent. Once executed, this letter of intent shall continue in effect until the earlier of (i) execution and delivery of a definitive merger agreement; (ii) mutual agreement of Buyer and Seller; and (iii) the sixtieth day after the execution hereof, provided, however, that Paragraphs 2 and 7 shall survive the termination of this agreement.


                                        California Investment Fund, L.L.C.


                                        By: /s/ Michael R. Kelly
                                           -------------------------------
                                        Name:  Michael R. Kelly
                                           -------------------------------
                                        Title: Managing Member
                                           -------------------------------




Accepted and agreed to this
_____ day of June, 2000



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